Exhibit 99.1

ASX/media Release: SYDNEY, January 29 2015 APPOINTMENT OF NEW NON EXECUTIVE DIRECTOR • MOKO APPOINTS MR JEFF WHITE TO THE BOARD	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) has appointed Mr Jeff White to the Company’s Board as a Non-Executive Director with effect from 1 February 2015.

Mr White is a principal of Longreach Pty Ltd, an independent corporate advisory firm based in Sydney. He has over 30 years’ experience advising a wide range of public and private companies on mergers, acquisitions, divestments and equity raisings. He has also advised the Australian and several State governments on major privatisations.

Prior to Longreach, Mr White held senior positions at several large international investment banks including Baring Brothers and ABN AMRO.

He is a Non-Executive Director of the Anika Foundation, a charity that raises funds for research into youth suicide and depression. He was also a Non-Executive Director of the Australian Fisheries Management Authority.

“We are delighted that Jeff has agreed to join the Board of MOKO,” said Greg McCann, MOKO’s Chairman. “His corporate advisory experience will be a valuable asset to MOKO as the Company continues its growth plans and we look forward to Jeff playing a key role in supporting investor relations, in particular the Australian market.”

Mr White holds a Bachelor of Commerce and a Bachelor of Laws from UNSW and is a Member of the Australian Institute of Company Directors.

For more information contact:

Australia:

Rudi Michelson

Monsoon Communications

03 9620 3333

rudim@monsoon.com.au

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to their common interest. These are developed by MOKO and provided at no charge to these groups or their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application launching at more than 800 US colleges and universities that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political app called VOYCIT will also soon be launched. MOKO’s app for US recreational runners is called RunHaven and contains event, training, dietary and other runner-relevant information. A further asset is news and entertainment app Tagroom.com and its Gen Y investment portal Tagroom Success.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.